March 25, 2024

VIA EDGAR

Mr. Karl Hiller
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: CSX Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 14, 2024
File No. 001-08022

Dear Mr. Hiller:

CSX Corporation (“CSX” or the “Company”) is writing in response to the staff’s comment letter dated March 13, 2024 with respect to the above-referenced filing. CSX believes this letter responds fully to the staff’s comments. For the convenience of the staff, the comment is set forth below, followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2023

Management's Discussion and Analysis
Non-GAAP Measures, page 33

1. We note your disclosure of the non-GAAP Economic Profit measure, which you also refer to as CSX Cash Earnings or CCE, and you define as “gross cash earnings minus the capital charge on gross operating assets.” You indicate gross cash earnings represents Adjusted EBITDA less an assumed 15% cash tax, and that the capital charge is derived by applying a long-term average cost of capital of 8% to average gross operating assets.

If the most directly comparable GAAP-based measure were operating income, your measure would exclude (not deduct) DD&A and operating lease expense, both of which are included (deducted) in computing operating income, and include (deduct) generalized measures of tax and a capital charge, both of which are excluded (not deducted) in computing operating income. However, you have not identified this measure or any other measure as the most directly comparable GAAP measure, nor provided the reconciliation prescribed by Item 10(e)(1)(i)(A) and (B) of Regulation S-K. As your first three adjustments correlate with the activity that is presented between operating income and net earnings on page 52, it appears that operating income would be the most directly comparable GAAP measure to utilize in the reconciliation.

Mr. Karl Hiller
U. S. Securities and Exchange Commission
March 25, 2024

As your computational table begins with Net Income (identified as Net Earnings in your financial statements) and arrives at the intermediary non-GAAP measure of Adjusted EBITDA, before deducting the generalized tax and capital charge to yield your non-GAAP measure, it appears that Adjusted EBITDA should be removed from the reconciliation and if you wish to present this as an incremental non-GAAP measure, it should be separately reconciled to a corresponding GAAP measure. However, we would like to understand your rationale for the generalized charges and your view on the overall utility of the resulting measure compared to your GAAP performance measures.

Please describe to us the nature and extent of support for the percentages utilized in calculating the generalized measures for each period, explain why there should be no deviation between periods in your view, and address the concerns in the Answer to C&DI Question 100.04, including the third example and more generally, the practice of substituting a proportionally static measurement approach for any actual corresponding activity based on GAAP. Tell us how you would propose to characterize the capital charge, relative to activity that is generally reflected in a GAAP performance measure, and explain how your non-GAAP Economic Profit measure enhances an investors understanding of your performance in your view.

CSX Response

CSX respectfully acknowledges the staff’s comment and while we believe our filing was in accordance with all regulations, we will make changes in future filings to more clearly structure our non-GAAP disclosures in accordance with Item 10(e)(1)(i)(A) and (B) of Regulation S-K and the related Compliance and Disclosure Interpretations (“C&DIs”). We have structured our response below to provide additional information on our non-GAAP measure of Economic Profit and the related components and then reference back to the specific questions noted above to show how they have been addressed. We believe all questions and requests within the comment have been addressed through the information provided and through our proposed updates to the disclosure, which will be incorporated in future filings. The updated disclosure is shown in Appendix C.

Economic Profit Definition and Usefulness

Economic Profit, which was previously referred to as CSX Cash Earnings or CCE, is a performance measure that CSX uses to evaluate whether investments are earning more than management’s desired minimum required return. This measurement is useful to CSX and investors as it directly correlates to shareholder value by representing value creation or profit over and above the capital charge used by CSX to generate that profit. We believe this performance measure evaluates the most efficient use of our capital which is why we discuss it in quarterly earnings presentations and also use it as a performance measure target to incentivize management in long-term incentive compensation plans. Economic Profit is also used to evaluate all investment decisions and to understand the relative value created by each customer, market, line of business, and/or customer specific shipments.

Mr. Karl Hiller
U. S. Securities and Exchange Commission
March 25, 2024

As a result, CSX decided to disclose this measure in our 2023 Form 10-K to provide transparency to our shareholders on how we measure ourselves. As discussed on page 33 of our 2023 Form 10-K, we believe this measure “provides additional perspective to investors about financial returns generated by the business by representing a profit generated over and above the cost of capital used by the business to generate that profit. Economic Profit is designed to incentivize strategic investments that earn more than the required return. Increases in Economic Profit indicate that the Company is effectively allocating capital and rewarding shareholders by generating growth in excess of the incremental cost of capital associated with reinvestment in the business.”

Economic Profit Formula

Below is the Economic Profit formula utilized by the Company.

Gross Cash Earnings	‘-	Capital Charge	‘=	Economic Profit
‘= Operating Income		‘+Operating Assets		Gross Cash Earnings
‘+ Depreciation		‘- Operating Liabilities		‘- Capital Charge on GOA
‘+ Other		‘= Gross Operating Assets (“GOA”) (a)		‘= Economic Profit
‘- Taxes		‘x Required Return
‘= Gross Cash Earnings (“GCE”)		‘= Capital Charge on GOA

(a) GOA represents a quarterly average of reported balance sheet figures.

As discussed above and highlighted in the components of the calculation, Economic Profit is a performance measure which rewards Gross Cash Earnings (“GCE”) growth in excess of management’s desired minimum required return associated with reinvestment in the business. As such, our tax rates and required return are both important inputs to this measurement. As discussed further below, the application of these rates serve to focus the measure on business generating income, and to enhance our focus on long-term value creation as opposed to near-term volatility.

Tax Rate
CSX deducts an amount for taxes from the pre-tax GCE making GCE an after-tax measure. The tax rate, which was 15% of pre-tax GCE for both years presented, is the approximate equivalent of the Company’s actual income tax expense as a percentage of pre-tax GCE. Refer to Appendix A for further details on the calculation of this tax rate. This tax rate is used in lieu of using the effective tax rate (approximately 24% for 2023), because pre-tax GCE excludes depreciation and amortization and therefore a lower tax rate must be applied to a larger base to arrive at a tax amount approximating the effective income tax amount. This rate is not intended to be static and will be changed if there are significant changes in our tax profile. The Company’s adoption of Economic Profit as an internal measure for evaluating investments utilizes this tax rate methodology. This also coincides with the use of the 15% tax rate as a component of the Company’s incentive compensation plan targets approved by the Company’s Board of Directors at the inception of the plan. A significant change would be identified as a change of 2 percentage points from the current 15% tax rate. There has not been a variance of

Mr. Karl Hiller
U. S. Securities and Exchange Commission
March 25, 2024

this amount requiring a change. However, if this rate is adjusted due to a significant change, the prior period Economic Profit would also be adjusted using the new tax rate. For Economic Profit to measure the year over year growth or degradation, the Company’s application of this tax rate is more useful as it allows Economic Profit to more clearly identify impacts from value generating income instead of external factors, such as changes in legislative tax rates.

Required Return
The required return, which was 8% for both years presented, is used to calculate the period charge for the Gross Operating Assets (“GOA”), defined as the “Capital Charge”. This Capital Charge represents the minimum required return the Company expects to earn on investments. It is subtracted from GCE when calculating Economic Profit. CSX utilized the Weighted Average Cost of Capital (“WACC”) to calculate the required return. Refer to Appendix B for further details on the calculation of this required return. This rate is not intended to be static and will change if there are significant variances in our WACC and will be re-evaluated prior to beginning a new financial year to ensure the rate is appropriate. The Company’s adoption of Economic Profit as an internal measure for evaluating investments utilizes this required return rate methodology. This also coincides with the use of the 8% required return as a component of the Company’s incentive compensation plan targets approved by the Company’s Board of Directors at the inception of the plan. A change would be made if WACC exceeded a change of 2 percentage points from the current 8%. There has not been a variance of this amount requiring a change. However, if this required return is adjusted due to a significant change, the prior period Economic Profit would also be adjusted using the new required return in order to identify whether the change in Economic Profit was due to operations or external market volatility.

Specific Questions Referenced in Letter
Noting the explanation provided above and the enhanced disclosure for future filings included below, the Company believed it would be helpful to address the components of the staff’s specific questions as follows:

Most Directly Comparable GAAP-based Measure
In line with the staff’s suggestion, CSX agrees that operating income is the most directly comparable GAAP measure to Economic Profit and will revise our disclosures going forward. See the enhanced disclosure and reconciliation of the GAAP to non-GAAP measure in Appendix C.

Use of Adjusted EBITDA in Reconciliation
We acknowledge that including this component of the reconciliation may have inadvertently created an intermediary non-GAAP measure. As such, we removed Adjusted EBITDA from the reconciliation in our updated disclosure and reconciliation for use in future filings, as suggested by the staff, and also removed references to this measure from our narrative discussion.

Mr. Karl Hiller
U. S. Securities and Exchange Commission
March 25, 2024

Required Return and Taxes
Detailed information is provided above in the Economic Profit Formula section describing our rationale for using these rates and the utility of the resulting measure. We also updated our disclosure for use in future filings to provide a summarized version of this information. We believe this also addresses the staff’s request for us to describe the nature and extent of support for the percentages and why they were the same for both periods presented. As discussed in more detail above, they are not static rates and are annually re-evaluated. Refer to Appendices A and B for further details on the calculation of these rates.

Reference to C&DI Question 100.04
We believe we are in compliance with C&DI Question 100.04 and do not believe we have utilized an individually tailored accounting principle. Additionally we do not believe we have converted from an accrual to cash basis of accounting or implemented a practice of substituting a proportionally static measurement approach for corresponding GAAP activity. Instead, we believe we have provided a useful performance measure to investors that displays how we have deployed capital into the business, ensuring both short-term and long-term needs are met, through a comparison to our Capital Charge. The Company’s utilization of the tax rate and Required Return are not intended to change the pattern of recognition or concepts of U.S GAAP but rather provide insights on the Company’s performance on value generating business versus targets set using these measures. The use of these rates provide additional information for investors regarding how management evaluates investment decisions considering long-term goals and related assumptions. Also, these rates are not static as they are re-evaluated, and adjusted if needed, annually. We have updated our disclosure for use in future filings to disclose the rate used in a footnote below the table to avoid giving the impression that the rate is static.

Investor Usefulness
As discussed above in Economic Profit Definition and Usefulness section, this measurement is insightful to CSX and investors as it directly correlates to shareholder value by representing value creation or profit over and above the Capital Charge used by CSX to generate that profit. Economic Profit is used to evaluate all investment decisions and to understand the relative value created by each customer, market, line of business, and/or customer specific shipments. Economic Profit is also a performance measure reviewed by the Company’s Board of Directors in setting performance targets and evaluating performance in determining incentive compensation for management. We wanted to provide additional insight to our shareholders on how this measure is used by the Company and how it reconciles to our GAAP financial information in accordance with Regulation S-K Item 10(e)(1)(i)(C).

Mr. Karl Hiller
U. S. Securities and Exchange Commission
March 25, 2024

Please do not hesitate to contact me at (904) 359-1426 or Angela C. Williams, Vice President & Chief Accounting Officer, at (904) 366-4365 if you would like additional information or if the staff has additional comments.

Very truly yours,

/s/ SEAN PELKEY
Sean Pelkey
Executive Vice President & Chief Financial Officer
CSX Corporation

cc:
Nathan D. Goldman
Executive Vice President & Chief Legal Officer
CSX Corporation

Angela C. Williams
Vice President & Chief Accounting Officer
CSX Corporation

Mr. Karl Hiller
U. S. Securities and Exchange Commission
March 25, 2024

APPENDIX A - Tax Rate Calculation

(Dollars in Millions)	2023	2022
Operating Income (GAAP)	$5,561	$6,023
Operating Lease Expense (GAAP)	109	109
Depreciation and Amortization (GAAP)	1,611	1,500
Pre-Tax Gross Cash Earnings (“GCE”) (Non-GAAP)	$7,281	$7,632

Book Tax Expense (GAAP)	(1,176)	(1,248)

Tax Rate as % of Pre-Tax GCE (Non-GAAP)	16.2%	16.4%

The initial internal use of this measure in 2022 was based on a 15% tax rate that aligned with the tax rate reviewed and approved by the Company’s Board of Directors. Since then, our tax rate has remained within the 2 percentage points parameters and has not required a change.

Mr. Karl Hiller
U. S. Securities and Exchange Commission
March 25, 2024

APPENDIX B - Required Return Supporting Calculation

	Weighted Average Cost of Capital (“WACC”)

(Dollars in Millions)

	WACC	=	Cost of Debt (after tax)	x	Total Debt (a)	+	Cost of Equity	x	Equity (b)
					(Total Debt + Equity)				(Total Debt + Equity)

2023	8.76%	=	3.58%	x	$18,533	+	10.17%	x	$67,910
					($18,533 + $67,910)				($18,533 + $67,910)

2022	7.27%	‘=	3.87%	x	$18,047	+	8.23%	x	$64,016
					($18,047 + $64,016)				($18,047 + $64,016)

(a) Total Debt is derived from the current maturities of long-term debt combined with the long-term debt from the balance sheet as of December 31, 2023 and December 31, 2022, respectively.
(b) Equity is derived from shares outstanding multiplied by stock price as of December 31, 2023 and December 31, 2022, respectively.

Supporting Inputs

	2023	2022
Risk Free Rate (10Y UST)	3.88%	3.87%
Credit Spread (10Y)	0.84%	1.16%
Cost of Debt (pre-tax)	4.72%	5.03%
Tax Rate	24.04%	23.05%
Cost of Debt (after-tax)	3.58%	3.87%

Beta	0.92	0.92
Risk Free Rate (10Y UST)	3.88%	3.87%
Expected Market Return	10.75%	8.61%
Cost of Equity	10.17%	8.23%

The initial internal use of this measure in 2022 was based on an 8% required return that aligned with the rate reviewed and approved by the Company’s Board of Directors. Since then, our required return has remained within the 2 percentage points and has not required a change.

Mr. Karl Hiller
U. S. Securities and Exchange Commission
March 25, 2024

APPENDIX C - Revised Non-GAAP Disclosure

Economic Profit
Management believes Economic Profit (also referred to as CSX Cash Earnings or CCE) provides an additional perspective to investors about financial returns generated by the business by representing a measure showing profit generated over and above the cost of capital used by the business to generate that profit. Economic Profit is designed to incentivize strategic investments that earn more than management’s desired minimum required return and is broadly utilized by management to make investment decisions. Therefore, disclosing Economic Profit on how management performs in this regard provides additional useful information to investors regarding the Company’s performance compared to its goals.
Economic Profit should be considered in addition to, rather than a substitute for, operating income, which is the most directly comparable GAAP measure. Economic Profit is defined by the Company as Gross Cash Earnings (“GCE”) minus the Capital Charge on Gross Operating Assets (“GOA”). Increases in Economic Profit indicate that the Company is effectively allocating capital and rewarding shareholders by generating returns in excess of the incremental cost of capital associated with reinvestment in the business.
GCE is calculated as operating income plus depreciation, amortization and operating lease expense, less unusual items and taxes. The Capital Charge uses a minimum required return multiplied by the GOA. CSX's GOAs include gross properties and other non-cash assets, net of non-interest bearing liabilities. The Company used a 15% tax rate and an 8% required return, for both periods presented, which is consistent with rates used for investment decisions and performance evaluation within those same periods. The tax rate is the approximate equivalent of the Company’s actual income tax expense as a percentage of pre-tax GCE. The required return rate represents management’s desired minimum return on any investment. CSX annually re-evaluates these rates to ensure they accurately represent taxes and a required return in light of internal and external factors and would adjust the rate if the annual review resulted in a preset deviation from the current rates. This focuses the Economic Profit measure on value generated by management instead of external factors, such as legislative tax policy or interest rate volatility.

Mr. Karl Hiller
U. S. Securities and Exchange Commission
March 25, 2024

The following table reconciles operating income (the most directly comparable GAAP measure) to Economic Profit (non-GAAP measure).

	Years Ended
(Dollars in Millions)	2023	2022
Operating Income	$5,561	$6,023
Add: Depreciation, Amortization, and Operating Lease Expense	1,720	1,609
Remove: Unusual Items (a)	—	(144)
Taxes (b)	(1,092)	(1,123)
Gross Cash Earnings or “GCE”	6,189	6,365

Operating Assets
Current Assets (Less Cash and Short-term Investments)	(1,908)	(1,843)
Gross Properties	(49,212)	(47,471)
Other Assets	(3,896)	(3,862)
Operating Liabilities
Non-Interest Bearing Liabilities	10,873	10,640
Gross Operating Assets or “GOA” (c)	(44,143)	(42,536)
Capital Charge (d)	(3,531)	(3,403)
Economic Profit (Non-GAAP) calculated as GCE less Capital Charge	$2,658	$2,962

(a) Unusual items are defined by management as unique events with greater than $100 million full year operating income impact, consistent with the terms of the Company's long-term incentive plan agreements. Gains from the Virginia transaction of $144 million were excluded for 2022.
(b) The tax percentage rate was 15% for both periods presented. This rate is applied to the sum of operating income, depreciation, amortization and operating lease expense, and unusual items.
(c) Gross operating assets reflects an average of the four quarters reported for each year presented.
(d) The capital charge of 8% for both years is calculated as the minimum return multiplied by gross operating assets.